UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated August 5, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☐            Form 40-F   ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐           No   ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes   ☐           No   ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐           No   ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

The following documents are being submitted herewith:
•	Press Release dated July 3, 2009.

•	Press Release dated July 8, 2009.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date:August 5, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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Genesee Carbon Capture & Storage project short-listed
to negotiate for support from Government of Alberta CCS fund
Not for dissemination in the United States or to US Newswires
EDMONTON July 3, 2009 — The Government of Alberta announced on June 30, 2009 that the EPCOR/Enbridge proposal for an integrated gasification combined-cycle (IGCC) carbon capture power generation facility at Genesee is one of three projects selected for the negotiation of letters of intent under the province’s $2 billion program for large-scale carbon capture and storage (CCS) projects.
“We are delighted to have been selected to negotiate a letter of intent for the Genesee IGCC CCS project,” said EPCOR President & CEO Don Lowry. “The Government of Alberta has shown leadership in committing to commercial-scale carbon capture and sequestration. Now it’s up to industry to step forward with breakthrough technologies. We believe our proposal is one of those breakthroughs, and we’re looking forward to seeing it pursued by the new Capital Power Corporation.”
“We’re ready to work with our project partners, the Province, and the Genesee community to take CCS technology from opportunity to operation,” added incoming Capital Power President & CEO Brian Vaasjo. “The plant we’re proposing would help establish Alberta as a global leader in clean energy. CCS is a bridge to the future for the power industry, and Capital Power is committed to being a part of that future.”
“We believe that CCS will prove to be an important technology in reducing carbon dioxide emissions,” said Patrick D. Daniel, Enbridge President & CEO. “Through the role that Enbridge and the Alberta Saline Aquifer Project (ASAP) will be playing in the Genesee IGCC CCS project, we’ll have the opportunity to thoroughly test the technology for safety and effectiveness, and to share it with others in our industry.”
The Genesee IGCC CCS project would be North America’s first project combining an IGCC commercial-scale near-zero-emission thermal power plant with carbon capture, compression and storage. It has the potential to capture more than 3,300 tonnes per day or 1.2 million tonnes of carbon dioxide emissions a year.
Enbridge would be responsible for transporting captured CO2 from the Genesee site for use in enhanced oil recovery or permanent storage in deep saline aquifers, and ASAP would be responsible for saline aquifer sequestration.
In its announcement, the Province of Alberta indicated it would work to have letters of intent signed by the end of July 2009. The Province of Alberta has budgeted up to $100 million in the current fiscal year for engineering and design work on the successful projects.
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On May 8, 2009, EPCOR announced its plans to create Capital Power Corporation (Capital Power) to acquire EPCOR’s power generation assets. EPCOR’s interest in the Genesee IGCC CCS project will be sold to Capital Power as part of that transaction, which is expected to close July 9, 2009.
Construction of the project will be subject to conditions such as regulatory approvals, economic and engineering assessments, and successful negotiation of an agreement with the Province of Alberta. There can be no assurances that the project proponents will be successful in negotiating a letter of intent for this project.
This communication does not constitute an offer of securities for sale in the United States, and the securities referred to in this communication may not be offered or sold in the United States absent registration or any exemption from registration.

FOR FURTHER INFORMATION PLEASE CONTACT:

EPCOR & Capital Power	ENBRIDGE
Steve Buick (780) 412-8877 sbuick@epcor.ca	MaryAnn Kenney (403) 508-6563 maryann.kenney@enbridge.com

Randy Mah (Investor Relations) (780) 412-4297 rmah@epcor.ca	Vern Yu (Investor Relations) (403) 231-3946 vern.yu@enbridge.com
About EPCOR
EPCOR’s wholly owned subsidiaries build, own and operate power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. EPCOR, headquartered in Edmonton, Alberta, has been named one of Canada’s Top 100 employers for nine consecutive years, and was selected one of Canada’s 10 Most Earth-Friendly Employers.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
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About ASAP
ASAP is an industry initiative being led by Enbridge Inc. to identify deep saline aquifers in Alberta that could be used in a carbon sequestration pilot project. A true collaborative effort, 38 organizations have been participating in the first phase of the project. For more information about ASAP, please visit http://www.albertaasap.com/.
Forward-looking Information
Certain information in this news release is forward looking and related to anticipated financial performance, events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which could cause EPCOR’s, Enbridge’s or ASAP’s actual results and experience to be materially different than the anticipated results. Such risks and uncertainties include, but are not limited to, operating performance, commodity prices and volumes, load settlement, regulatory and government decisions including changes to environmental and tax legislation, weather and economic conditions, competitive pressures, construction risks, availability and cost of financing, foreign exchange risks, availability of labour and management resources and the performance of partners, contractors and suppliers.
Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, EPCOR, Enbridge and ASAP disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

NEWS RELEASE
Enbridge Inc. to Webcast 2009 Second Quarter Financial Results
CALGARY, Alberta, July 8, 2009 — Enbridge Inc. will host a webcast conference call to discuss its 2009 second quarter financial results as follows:

Event:	Enbridge Inc. 2009 Second Quarter Financial Results Conference Call

Date:	Wednesday, July 29, 2009

Time:	7:00 a.m. Mountain Daylight Time / 9:00 a.m. Eastern Daylight Time
Within North America, the toll-free call in number is 1-800-510-0146. Interested parties outside North America can call in to +617-614-3449. The access code is 78508000. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The audio replay will be available at toll-free 1-888-286-8010 or +617-801-6888 for 7 days following the call. The access code for the replay is 83869473.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. Media	Enbridge Inc. Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Website
www.enbridge.com/investor